Filed Pursuant to Rule 424(b)(3)

File No. 333-211121

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY

SUPPLEMENT DATED AUGUST 17, 2018

TO THE

PROSPECTUS DATED MAY 4, 2016

FOR THE

GROUP OR INDIVIDUAL CONTINGENT DEFERRED ANNUITY CONTRACT

This Supplement updates certain information contained in the group or individual contingent deferred annuity contract (the “Contract”). Capitalized terms used in this Supplement have the same meaning as provided in the Prospectus.

Effective on or about December 1, 2018 (the “Effective Date”), We will no longer charge a Certificate Fee under the Contract. Also effective as of the Effective Date, existing Certificate Owners may no longer make Subsequent Contributions to the Covered Asset Pool.

No other changes are being made to your Contract. All other terms and conditions remain unchanged.

Please read this Supplement carefully and retain it for future reference.